United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: The Wendy’s Company

Name of persons relying on exemption: The Franciscan Sisters of Allegany, NY

Address of persons relying on exemption: Investor Advocates for Social Justice 40 S. Fullerton Ave. Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of the Wendy’s Company

RE: Proposal No. 5 (Proxy Access Amendment Proposal)

DATE: 04/27/2023

CONTACT: Courtney Wicks, Investor Advocates for Social Justice

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card.

The Franciscan Sisters of Allegany, NY (the Proponent) urges shareholders to vote YES on Proposal No. 5 on the 2023 proxy ballot of The Wendy’s Company (Wendy’s). The Proponent of this shareholder proposal is a Catholic institutional investor committed to advancing justice and peace through ministry work and investment stewardship activities, including engagement with portfolio companies to support systemic change.

Summary of Proposal: The proposal requests that the board of directors take the necessary steps to enable as many shareholders as needed to aggregate shares, representing 2% of the Company’s stock owned continuously for 3 years, to nominate directors. Proxy access allows a group of shareholders to nominate one or more director candidates for inclusion in a company’s proxy materials alongside management-nominated directors. Currently, the Amended and Restated Certificate of Incorporation of the Wendy’s Company has a strict limit of up to 25 stockholders that must collectively own 3% of the Company’s stock continuously for 3 years in order to nominate candidates for the board. i While the Company’s policy is standard across most publicly traded companies, at Wendy’s, it is virtually inaccessible, due to Nelson Peltz and Trian Partners’ ownership stake and insider influence on the Wendy’s board and senior leadership. Therefore, proxy access needs to be modified to enable adequate and equitable proxy access for Wendy’s shareholders.

Shareholder voice is critical for effective corporate governance and board accountability, especially regarding human rights risks in Wendy’s supply chain. In the midst of the current crisis of forced labor in U.S. agriculture, ii Wendy’s has refused to provide adequate transparency into its human rights risk management practices or to join the Fair Food Program, the gold standard for human rights protections in agriculture. The Company’s unwillingness to meaningfully engage shareholders is a red flag with respect to the Company’s governance. This proposal will enable greater shareholder participation and serve as a counterbalance to Trian’s disproportionate control of the Company.

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In sum, support FOR the proposal is warranted for the following reasons:

I.	Removing the Wendy’s stockholder aggregation limit and reducing the ownership requirements to a more achievable percentage will change proxy access from a theoretical to a concrete shareholder right, and we believe it could promote the adoption of shareholder-supported best practices in corporate governance, even when there is opposition from insiders and sitting Board members.

II.	These proposed commonsense amendments to the Company’s proxy access are reasonable and consider both the long-term interest and significant financial stake of shareholders while balancing the administrative concerns of the Company.

III.	The Company’s largest shareholder, Trian Partners, and insiders, maintain a disproportionate amount of board director influence that presents governance risk and a lack of independent board directorship.

IV.	This proposal will make shareholder engagement with management more productive because shareholders will have a more effective avenue for raising concerns and nominating directors that will improve the Company’s value should management continue to discount the majority opinions of its shareholders.

ARGUMENTS IN FAVOR OF THE PROPOSAL

I.	Removing the Wendy’s stockholder aggregation limit and reducing the ownership requirements to a more achievable percentage will change proxy access from a theoretical to a concrete shareholder right, and we believe it could promote the adoption of shareholder-supported best practices in corporate governance, even when there is opposition from insiders and sitting Board members.

Removing the Wendy’s stockholder aggregation limit and reducing the ownership requirements to a more achievable percentage will change proxy access from a theoretical to a concrete shareholder right, and we believe it could promote the adoption of shareholder-supported best practices in corporate governance, even when there is opposition from insiders and sitting Board members.

To better understand the ways in which Wendy’s limitations and requirements inhibit proxy access currently, it is instructive to review current proxy advisory firm policies that set minimum standards for what advisors consider an effective proxy access right. ISS, for example, sets the following standards to guide its recommendations:

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Proxy Access:

•	Ownership threshold: maximum requirement not more than three percent (3%) of the voting power;
•	Ownership duration: maximum requirement not longer than three (3) years of continuous ownership for each member of the nominating group;
•	Aggregation: minimal or no limits on the number of shareholders permitted to form a nominating group;
•	Cap: cap on nominees of generally twenty-five percent (25%) of the board.

Review for reasonableness any other restrictions on the right of proxy access. Generally vote against proposals that are more restrictive than these guidelines. iii

Anything more restrictive than the policies listed above would generally earn the opposition of ISS because it would unreasonably stifle the participation of shareholders.

Glass Lewis’s proxy access guidelines state, in part:

In lieu of running their own contested election, proxy access would not only allow certain shareholders to nominate directors to company boards, but the shareholder nominees would be included on the company’s ballot, significantly enhancing the ability of shareholders to play a meaningful role in selecting their representatives. Glass Lewis generally supports affording shareholders the right to nominate director candidates to management’s proxy as a means to ensure that significant, long-term shareholders have an ability to nominate candidates to the board. […] Glass Lewis considers several factors when evaluating whether to support proposals for companies to adopt proxy access including the specified minimum ownership and holding requirement for shareholders to nominate one or more directors, as well as company size, performance and responsiveness to shareholders. iv

The Council of Institutional Investors (CII), a nonprofit, nonpartisan association of public and private funds and a recognized leader in the field of corporate governance, has stated since 2017 in its guidance on corporate governance best practices that it opposes "limits on the number of shareholders that may aggregate their shares to satisfy the ownership requirement.” v As an explanation for this stance, CII states:

CII’s position is consistent with the 2010 SEC rule, which considered, but rejected, imposing a cap on the permitted number of members in a nominating group. The SEC found that individual shareholders at most companies would not be able to meet the minimum threshold of 3% ownership for proxy access unless they could aggregate their shares with other shareholders. vi

In light of the governance concerns at Wendy’s that are described in the subsequent sections of this memo (as well as exemplified by the multiple shareholder proposals calling attention to such concerns in this year’s proxy), it is particularly relevant that Wendy’s shareholders have greater proxy access through which to address their governance concerns.

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Currently, Wendy’s policies set a strict limit of 25 shareholders who must own at least 3% of Wendy’s stock for an unbroken three-year period in order to nominate one independent candidate for the board under the Company’s proxy access rules. ISS’ guidelines state that there should be “minimal or no limits on the number of shareholders permitted to form a nominating group,” yet Wendy’s sets a hard cap of 25 shareholders. vii ISS policies also state that ownership requirements should “not [be set at] more than three percent (3%)” of company voting power, and Wendy’s uses the most restrictive requirement that does not contravene general norms. viii Though other companies also incorporate a 3% ownership requirement into their proxy access rules, the disproportionate influence of Nelson Peltz and Trian, combined with Wendy’s history of failing to provide relevant and responsive information to shareholders regarding human rights risks in its supply chain, necessitates more realistic ownership requirement.

Ensuring that shareholder director nominees would have access to the proxy alongside management nominees – without having to run separate solicitation materials for candidates under the new universal proxy rules – would provide a more accessible and cost-effective proxy process for shareholders. The new universal proxy rules represent a significant improvement in some ways, but the new rules may also create an even steeper financial burden on shareholders that wish to use the universal proxy rules instead of gaining direct proxy access because “[e]ach side will need to conduct its own solicitation” and will need “to deliver […] proxy materials and comply with the requisite solicitation requirements.” ix This analysis is factored into Glass Lewis’ guidelines, which note that proxy access allows shareholder to nominate directors to company boards, and, perhaps most importantly, “the shareholders nominees would be included on the company’s ballot, significantly enhancing the ability of shareholders to play a meaningful role in selecting their representatives.” x

On their face, Wendy’s policies already take a conservative approach to proxy access – and that is before considering the ways that barriers to proxy access have insulated Wendy’s leadership and management from challenges based on governance practices or shifting the strategic direction of the company. Studies have shown that management is significantly “more likely to resist [proxy access] proposals” at firms “that stand to benefit more from proxy access.” Because of the voting influence “of groups with special interests, such as insiders and large blockholders,” aggregating the views of other shareholders is particularly difficult at these companies, even when those views would lead to “market expectations of value-enhancement.” xi

These issues only become clearer when considering how Wendy’s proxy access policies would function in practice. Wendy’s market capitalization as of April 24, 2023 at the close of business was $4.725 billion, according to Yahoo Finance. xii For 25 shareholders to meet the nomination requirement of holding 3% of Wendy’s stock, each of them would need to own a Wendy’s position of, on average, approximately $5.7 million continuously for three years to aggregate their holdings to more than $144 million.

Institutional shareholders hold more than 66 % of Wendy’s shares. xiii The top 10 shareholders of Wendy’s control more than 43% of the Company, xiv with Trian Fund Management LP owning 10.2%. xv Due to the strict aggregation limit of 25 shareholders, there is a limited number of combinations of smaller shareholders who could ever surpass the ownership requirement while remaining under the aggregation limit. This list of combinations is even smaller if it excludes all insiders and management, like Trian or Nelson Peltz. Given that a significant population of smaller shareholders would need to acquire additional stock to surpass the threshold for nominating independent board candidates, even when aggregating their shares– something particularly difficult for smaller, independent investors – it is sensible to reduce the threshold from 3% to 2% to make it more feasible for long-term shareholders to obtain proxy access without necessarily having to purchase additional stock.

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II.	These proposed common-sense amendments to proxy access are reasonable and consider both the long-term interest and significant financial stake of shareholders while balancing the administrative concerns of the Company.

In its statement in opposition to this Proposal, Company leadership claimed that the current proxy access rules provide adequate access, that the limitations and requirements control administrative costs, and that changing these policies might “risk abuse of proxy access rights by stockholders with special interests.” xvi However, there has not been a single shareholder nominee for director in recent years at Wendy’s, certainly not since the adoption of the Company’s current proxy access rules; enabling access to the proxy on more reasonable terms will only serve to control and diminish administrative costs that would otherwise be incurred through the universal proxy rules that require separate solicitations and delivery of proxy materials. Because there would still be strong and reasonable proxy access standards in place, the risk of abuse of proxy access rights is minimal. There is the possibility, however, that Wendy’s shareholders would, for the first time, conceivably make use of one of their rights as shareholders.

As urgently as the proxy access reforms in this Proposal are needed at Wendy’s, this is not to say that there should be no commonsense requirements for proxy access. Long term interest and a significant financial stake in a company are obvious and practical constraints on the ability of shareholders to “abuse” the proxy access right, and this Proposal preserves those important elements. The ownership requirement would still exist at a more attainable – but still significant – threshold of 2%, and the Proposal would not change the requirement that shareholders must have held the required ownership percentage in aggregate for three consecutive years. This ensures that only dedicated, long-term shareholders may access the proxy while also removing barriers that could insulate insiders and management from accountability to outside shareholders.

Adopting this proposal would ensure management remains committed to board independence and good corporate governance. The current proxy access threshold is too restrictive, making it difficult for shareholders to utilize. That there has not been a single proxy access candidate placed on the ballot of a major public company over the past eight years suggests a need to make Wendy’s policy more reasonable and attainable.

III.	The outsized influence of Trian Partners, and its CEO and Founding Partner, Nelson Peltz, on Wendy’s has led to significant governance risks that disregards the need for transparency and corporate accountability.

Wendy’s Board Chair, Nelson Peltz, is the Founding Partner and CEO of Trian Partners, a hedge fund with an influential stake in Wendy’s. Mr. Peltz and Trian Partners currently hold 17.7% of Wendy’s Common Stock, though they held 19.35% as recently as January 2023. xvii They have an outsized influence over the Company, and the Board Directors and executive officers as a group hold 20.1% of Wendy’s Common Stock. xviii Mr. Peltz has served as the Board Chair since 2007. xix

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The Wendy’s Board is disproportionately influenced by Mr. Peltz and his hedge fund, a cause of great concern for investors who value independence and transparency as pillars of good corporate governance. Investors seek a more accessible proxy access policy at Wendy’s so shareholders can nominate director candidates to increase independence and diversity on the Board.

Current Trian principals have three positions on the Wendy’s Boardxx:

Director	Wendy’s Board Role	Tenure	Connection to Trian
Nelson Peltz	Chair of Board; Chair of Executive Committee	Director since 2008; predecessor companies since 1993	CEO; Founding Partner of Trian
Peter May	Senior Vice Chair; Chair of Capital and Investment Committee; Chair of Technology Committee	Director since 2008; predecessor companies since 1993	President; Founding Partner of Trian
Matthew Peltz	Vice Chair; Chair of Corporate Social Responsibility Committee	Director since 2015	Partner & Co-Head of Research of Trian; Son of Nelson Peltz

Four additional directors have prior business relationships with Trian and Trian companies:

Director	Wendy’s Board Role	Tenure	Connection to Trian
Peter Rothschild xxi	Chair of Nominating and Governance Committee; Chair of Compensation Committee	Director since 2010; director of Wendy’s International from 2006 until 2008 when it merged with Wendy’s

Director of Deerfield Capital Corp 2004-2011, a former Triarc investee company during Nelson Peltz’s tenure as Chairman and CEO of Triarc

Director of Deerfield Triarc Capital Corp while Peltz was Chairman and Director (2004-2007) until its acquisition of Deerfield & Co, from Triarc, in 2007, becoming Deerfield Capital Corp.

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Arthur Winkleblack xxii	Chair of Audit Committee	Director since 2016	EVP and CFO at Heinz (2002-13) during Trian ownership (2006-13). Peltz also served as Director of Heinz from 2006-2013 Nominated on Trian director slate for DuPont board proxy fight (2015)
Kenneth Gilbert xxiii	Board Member	Director since 2017	Director of Trian Acquisitions I Corp 2007-2009 Executive at Snapple (1995-2001), owned by Triarc 1997-2000
Joseph Levato xxiv	Board Member	Director since 2008; predecessor companies since 1996	Trian Group executive 1992-93 EVP and CFO of Wendy’s predecessors and subsidiaries 1993-96

Two directors have had overlapping board service or other business associations with Nelson Peltz:

Director	Wendy’s Board Role	Tenure	Connection to Trian
Kristin Dolan xxv	Board Member	Director since 2017	Director of MSG Board with Peltz (2015-2021)
Michelle Mathews-Spradlin xxvi	Board Member	Director since 2015	Director of Jacana Holdings, a cannabis company. Between 2018 and 2020 Jacana had a Jamaica-based partnership with Aurora Cannabis Peltz served as Strategic Advisor to Aurora 2019-2020

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The Peltz family connection with Kristin Dolan and the Madison Square Garden board is particularly concerning. After Peltz was added to the MSG Co. Board in 2014, and Kristin Dolan was added to the Wendy’s Board in 2017, the MSG Board also approved a deal to become a minority investor in Diesel Peltz’s start up, InSite Applications. Diesel Peltz is Nelson Peltz’ son, who was 24 at the time. xxvii

Wendy’s added a new director, Michelle Caruso-Cabrera, in March 2023. xxviii Nelson Peltz and Peter May were “VIP donors” to Ms. Caruso-Cabrera’s failed Democratic primary campaign for Congress in 2020. xxix

Directors with current and former links to Trian dominate the Wendy’s Board. This disproportionate control of the Wendy’s Board by Trian limits independent board oversight. Ten of the eleven non-executive board members have significant financial relationships with Nelson Peltz or Trian Partners, ranging from current or former business associations to funding political campaigns.

Trian principals chair four of the Board’s seven committees, and the remaining three are chaired by directors with former business ties to Trian. Additionally, the Corporate Social Responsibility (CSR) Committee – responsible for overseeing human rights risks in Wendy’s food supply chain and related shareholder proposals – is dominated by Trian principals. The CSR Committee was formed in 2008 and was chaired by Nelson Peltz until 2022 when his son, Matthew Peltz, took over as chair of the committee. xxx Shareholder proposals regarding transparency and supply chain risks in recent years have failed to receive adequate attention from the Company (despite Company management recommending shareholders vote FOR the shareholder proposal concerning protections for food supply chain workers during COVID), and the Company’s response to successful shareholder resolutions on these issues has failed to provide the relevant and responsive information that shareholders seek to evaluate human rights risks in Wendy’s supply chain. (This issue is discussed more extensively in the following section.)

Finally, in response to many of these governance concerns, Wendy’s Board Members received decreased support from shareholders in 2022. Peter Rothschild received 86.9% support, placing him in the bottom 10% of S&P MidCap 400 board members, and Nelson Peltz received 92.6% support, placing him in the bottom 17% of the S&P MidCap 400. xxxi

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Less than a week after Wendy’s annual meeting, Trian announced it was exploring its potential transaction with Wendy’s. xxxii Ultimately, Trian and Mr. Peltz decided not to purchase the Company, but only after more than six months of open speculation that Trian would take Wendy’s private. xxxiii Even though Trian and Mr. Peltz backed away from a full financial takeover of Wendy’s, the credible threat to take it private only further emphasizes the power that Trian exerts over the Company, and there is little to prevent Trian or Mr. Peltz from resuming their acquisition attempt at some point in the future. Many shareholders are left to wonder if any further efforts to reign in Trian’s or Mr. Peltz’ control of the Company through shareholder proposals or calls for different Board leadership will trigger a decision by Trian to follow through on its prior attempt to purchase Wendy’s. The evidence of mounting concerns among shareholders about the Company’s governance is evident not only by this Proposal (Proposal No. 5), but also in another shareholder proposal calling for greater independence in the Company’s Board Chair (Proposal No. 6). xxxiv

IV.	This proposal will make shareholder engagement with management more productive because shareholders will have a more effective avenue for raising concerns and nominating directors that will improve the Company’s value should management continue to discount the majority opinions of its shareholders.

Wendy’s has failed to meaningfully respond to requests made by a majority of shareholders regarding human rights risks in the Company’s supply chain and has yet to make the necessary human rights commitments to prevent or mitigate human rights risks.

Wendy’s has refused to join the Fair Food Program for more than a decade, despite the fact that it is one of the most decorated and effective programs for protecting worker and human rights, xxxv and the FFP is the standard met by all of Wendy’s major fast-food restaurant competitors, including McDonald’s, Burger King, Yum Brands, Chipotle, and Subway. xxxvi In recent years, Wendy’s has even refused to provide relevant information to its shareholders regarding its own human rights due diligence practices.

When the Franciscan Sisters of Allegany, NY filed a shareholder proposal seeking basic information about Wendy’s human rights protections in its supply chain, Wendy’s filed a no-action request in January 2021 with the SEC’s Division of Corporation Finance asking for permission to keep the proposal off the ballot at Wendy’s shareholder meeting. xxxvii In its no-action request, Wendy’s disturbingly stated its “belie[f] that the Company’s day-to-day operations of running a quick-service hamburger concept are far removed from any underlying policy consideration of the protection of human rights and worker safety of the country’s” farmworkers. However, once the SEC denied Wendy’s no-action request, Wendy’s board chose to endorse the Resolution when it came to a vote before shareholders. xxxviii

Six state treasurers and a separate group of investors representing $1 trillion in assets under management, among them the Office of the New York City Comptroller, submitted letters to Wendy’s during the spring of 2021 in support of Wendy’s joining the FFP. xxxix Those letters concluded that “given the FFP’s unparalleled success, its adoption by Wendy’s main competitors, and the seriousness of the human rights risks in U.S. agriculture – especially in light of COVID-19, and at a time of global reckoning over racial justice – we believe it is incumbent upon the company to join the FFP.”

In May 2021, a shareholder proposal xl (the “Resolution”) was supported by holders of over 95% of shares voted at Wendy’s Annual Meeting. xli The Resolution criticized Wendy’s for being “the only major fast food chain that has not joined the Fair Food Program,” and the Resolution’s Resolved Clause called for a report on human rights protections for farmworkers in Wendy’s supply chain, with a focus on whether Wendy’s ensures they are protected from harms associated with COVID-19.

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In the wake of the Resolution’s passage with an overwhelming majority, Wendy’s chose not to engage the shareholder proponents, even when those proponents reached out to Wendy’s in August 2021 to discuss the contents of the report. Instead, the Company downplayed the human rights risks in its supply chain and issued its “People & Ethics” report in December 2021. xlii The report was non-responsive to multiple elements of the proposal’s Resolved Clause and worrying in the information it did provide.

Investor Advocates for Social Justice and the Coalition of Immokalee Workers published a detailed analysis of Wendy’s failure to offer responsive information to eight specific requests for information in the Resolved Clause in an investor advisory published in March 2022. xliii Critically, the omission of key information sought by the Resolved Clause undermined the ability of shareholders to properly compare Wendy’s supply chain monitoring practices with the FFP. The limited information the Report did provide only reaffirmed Wendy’s continued disregard for the human rights risks investors have repeatedly raised with the Company. Most notably, the Report confirmed the following issues:

(1)	An absence of COVID-19 safety protections during the pandemic left vulnerable farmworkers at risk. Wendy’s “did not institute any new requirements specific to COVID-19” to protect farmworkers in its supply chain, a stark contrast with the FFP’s groundbreaking COVID-19 safety protocols. xliv

(2)	Wendy’s continues to use an ad hoc approach to social audits that poses serious risks of failing to identify human rights abuses, like forced labor. The Company failed to provide basic information in response to the explicit request in the Resolution about the third-party auditors that conduct the audits – who conducts the audits, how often the audits occur, whether workers have any meaningful voice in the process, or other information about past audits. This information is material to investors due to the well-documented failure (and resulting human rights violations and worker fatalities), as noted by the Resolution, of many social auditing firms – including firms listed by Wendy’s as acceptable third-party monitors in the report. xlv

(3)	Wendy’s does not have an effective grievance mechanism accessible to supply chain workers due to a lack of transparency in its policies and processes, an inability to remedy violations in its supply chain, and the fear of retaliation. The Report did not answer the Resolved Clause’s question “whether Wendy’s ensures Suppliers’ workers have access to a third-party grievance mechanism,” pointing instead to Wendy’s own first-party hotline (which is “managed by a third-party vendor”). We believe it is reasonable to infer that Wendy’s Suppliers’ workers are not ensured a true third-party grievance mechanism. In any case, the Report stated that Wendy’s “did not become aware of any concerns that resulted in suspension or termination of a supplier relationship,” and was “not aware of any supplier or worker safety or ethics concerns being reported to Wendy’s” through its first-party hotline. But rather than demonstrate successful risk management, these statements suggest that the Company’s systems are not channeling meaningful information to it. This is not surprising, for two reasons: (A) Wendy’s is not transparent about the names of its suppliers, so farmworkers would have no way to know whether they were working for a Wendy’s supplier in the first place; and (B) even if a farmworker did know they were working for a Wendy’s supplier, the Report makes clear that Wendy’s first step in addressing a worker grievance concerning a supplier would typically be “sharing those concerns with the supplier,” which raises a risk of retaliation that would deter a reasonable grievant. The increased prevalence of worker safety and human rights risks to farmworkers during COVID-19 is well-documented xlvi —including multiple cases connected to U.S. farms owned by Mastronardi Produce, xlvii a reported Wendy’s supplier, xlviii as well as at Mexican tomato farms imported into the U.S. by Mastronardi. xlix Ultimately, there are two possibilities: either Wendy’s produce supply chain is entirely free of the human rights abuses that are endemic elsewhere in North American agriculture, or Wendy’s mechanisms for identifying and/or enforcing any such violations are inadequate. The second possibility seems more likely.

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Lastly, Wendy’s report was silent regarding the modern-day slavery crisis in North American agriculture that had been increasingly reported in the media between the time the proposal was voted on by shareholders and the date on which Wendy’s issued the report. l The report did not address any potential connection between Wendy’s supply chain and two Mexican tomato farms subject to an October 2021 import ban by U.S. Customs and Border Protection (“CBP”) due to forced labor. li This is information the Company should have publicly disclosed to shareholders in light of the fact that tomatoes from those farms had been previously imported to the U.S. by Mastronardi Produce, lii the reported Wendy’s Supplier. liii

If Wendy’s indeed sourced tomatoes in the past from a Supplier implicated in the federal import ban, it is highly non-responsive not to have disclosed that information to shareholders who overwhelmingly approved a resolution seeking disclosures concerning the effectiveness of human rights protections in Wendy’s food supply chain. This silence by the Company is even more concerning because Wendy’s had announced to investors at its 2018 Annual Meeting liv that it would move to sourcing “nearly all tomatoes” from greenhouses in “the United States and Canada”—due to what Wendy’s claimed at the time were “safe, indoor working conditions” there—yet Wendy’s more recent investor materials lv no longer appear to make claims about its tomatoes’ country-of-origin, or about greenhouses being “safe” for workers. Evading transparency in this manner leaves investors without necessary information about potential connections between Wendy’s supply chain and documented human rights abuses in Mexico—questions that should have been answered by the Report.

The non-responsiveness of the Report, bordering on evasiveness, is in keeping with Wendy’s previous refusal to join the FFP. Despite mounting evidence of the pervasiveness of the abusive working conditions in agricultures and the growing consensus that the FFP’s worker-driven social responsibility model is the “gold standard” for worker protections in supply chains, lvi Wendy’s has refused to meet the standard set by all of its major fast-food restaurant competitors, including McDonald’s, Burger King, Yum Brands, Chipotle, and Subway. lvii Both U.S. Customs and Border Protection lviii and the U.S. Department of Labor lix published guidance endorsing the Fair Food Program as the solution to the scourge of forced labor plaguing farms, and it has been recognized with a Presidential Medal by the Obama-Biden White House, lx a MacArthur Genius Grant, lxi and as an “international benchmark” by the United Nations. lxii

CONCLUSION

Shareholder voice and participation is vital for effective company governance and board accountability. Given the serious human rights risks to Wendy’s supply chain and the Company’s failure to properly respond to shareholder governance concerns, it is all the more important to lower barriers to shareholder voice and participation. We urge shareholders to vote in favor of Proposal 5 regarding proxy access amendments.

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i The Wendy’s Company, “Amended and Restated Certificate of Incorporation,” May 26, 2016, https://www.sec.gov/Archives/edgar/data/30697/000119312516606529/d367518dex31.htm.

ii United States Department of Labor, “Court Sentences Florida Labor Contractor to Nearly 10 Years in Prison in Case Involving Forced Labor,” February 2, 2023, https://www.dol.gov/newsroom/releases/whd/whd20230202-2; Maria Perez, et al., “Operation Blooming Onion: Georgia state senator relied on farm contractors involved in major human trafficking case,” USA Today, November 2, 2022, https://www.usatoday.com/in-depth/news/investigations/2022/11/02/georgia-senator-russ-goodman-farm-labor-contractors-linked-trafficking-case/10554562002/.

iii ISS United States, “Proxy Voting Guidelines: Benchmark Policy Recommendations,” December 13, 2022, https://www.issgovernance.com/file/policy/active/americas/US-Voting-Guidelines.pdf?v=1.

iv Glass Lewis United States, “2023 Policy Guidelines,” December 15, 2022, https://www.glasslewis.com/wp-content/uploads/2022/11/US-Voting-Guidelines-2023-GL.pdf?hsCtaTracking=45ff0e63-7af7-4e28-ba3c-7985d01e390a%7C74c0265a-20b3-478c-846b-69784730ccbd.

v Council of Institutional Investors, “Proxy Access: Best Practices 2017,” July 2017, https://www.cii.org/files/publications/misc/Proxy_Access_2017_FINAL.pdf.

vi Council of Institutional Investors, “Proxy Access: Best Practices 2017,” July 2017, https://www.cii.org/files/publications/misc/Proxy_Access_2017_FINAL.pdf.

vii ISS United States, “Proxy Voting Guidelines: Benchmark Policy Recommendations,” December 13, 2022, https://www.issgovernance.com/file/policy/active/americas/US-Voting-Guidelines.pdf?v=1.

viii ISS United States, “Proxy Voting Guidelines: Benchmark Policy Recommendations,” December 13, 2022, https://www.issgovernance.com/file/policy/active/americas/US-Voting-Guidelines.pdf?v=1.

ix David M. Silk, et al., “Preparing for the 2023 Proxy Season in the Era of Universal Proxy,” Harvard Law School Forum on Corporate Governance, November 14, 2022, https://corpgov.law.harvard.edu/2022/11/14/preparing-for-the-2023-proxy-season-in-the-era-of-universal-proxy/.

x Glass Lewis United States, “2023 Policy Guidelines,” December 15, 2022, https://www.glasslewis.com/wp-content/uploads/2022/11/US-Voting-Guidelines-2023-GL.pdf?hsCtaTracking=45ff0e63-7af7-4e28-ba3c-7985d01e390a%7C74c0265a-20b3-478c-846b-69784730ccbd.

xi Tara Bhandari, et al., “Governance Changes through Shareholder Initiatives: The Case for Proxy Access,” Fourth Annual Conference on Financial Market Regulation, February 21, 2019, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=2635695.

xii Yahoo Finance, “The Wendy’s Company,” April 24, 2023, https://finance.yahoo.com/quote/WEN/.

xiii Yahoo Finance, “The Wendy’s Company,” April 24, 2023, https://finance.yahoo.com/quote/WEN/.

xiv CNN Business, “The Wendy’s Company,” April 25, 2023, https://money.cnn.com/quote/shareholders/shareholders.html?symb=WEN&subView=institutional.

xv The Wendy’s Company, “Schedule 14A,” March 30, 2023, https://d18rn0p25nwr6d.cloudfront.net/CIK-0000030697/1f33c6b3-f6c4-4651-af29-725b11d144b7.pdf.

xvi The Wendy’s Company, “Schedule 14A,” March 30, 2023, https://d18rn0p25nwr6d.cloudfront.net/CIK-0000030697/1f33c6b3-f6c4-4651-af29-725b11d144b7.pdf.

xvii The Wendy’s Company, “Schedule 14A,” March 30, 2023, https://d18rn0p25nwr6d.cloudfront.net/CIK-0000030697/1f33c6b3-f6c4-4651-af29-725b11d144b7.pdf; The Wendy’s Company, “Form 13D,” January 12, 2023, https://www.sec.gov/Archives/edgar/data/30697/000134547123000011/amend57.htm; Reuters, “Peltz's Trian Fund says it will not pursue takeover bid for Wendy's,” January 13, 2023, https://www.reuters.com/markets/deals/peltzs-trian-fund-says-it-will-not-make-an-offer-wendys-2023-01-13/#:~:text=According%20to%20a%20latest%20regulatory,a%2019.35%25%20stake%20in%20Wendy's.

xviii The Wendy’s Company, “Schedule 14A,” March 30, 2023, https://d18rn0p25nwr6d.cloudfront.net/CIK-0000030697/1f33c6b3-f6c4-4651-af29-725b11d144b7.pdf.

xix The Wendy’s Company, “Nelson Peltz,” https://www.wendys.com/who-we-are/board-directors/nelson-peltz.

xx The Wendy’s Company, “Schedule 14A,” March 30, 2023, https://www.sec.gov/Archives/edgar/data/30697/000119312523085615/d379950ddef14a.htm; Majority Action, “Exempt Solicitation – Boardroom Accountability at The Wendy’s Company,” April 11, 2022, https://www.sec.gov/Archives/edgar/data/1738314/000138713122004700/wen-px14a6g_041122.htm.

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xxi Reuters, “Deerfield Triarc Capital to purchase Deerfield & Company,” April 20, 2007, https://www.reuters.com/article/idUSIN20070420080221DFR20070420; Deerfield Triarc Capital Corp. “Prospectus,” December 8, 2005, https://www.sec.gov/Archives/edgar/data/1313918/000095011705004675/a40504.htm.

xxii Trian Group, “Form 14A,” March 25, 2015, https://www.sec.gov/Archives/edgar/data/0001345471/000093041315001383/c80550_defc14a.htm; Trian Partners, “Portfolio - H. J. Heinz & Company,” https://trianpartners.com/portfolio-client/heinz/.

xxiii Trian Acquisition I Corp., “Filing on 10-K,” March 19, 2009, https://www.sec.gov/Archives/edgar/data/0001415581/000134547109000186/spac10k.htm; John Deighton, “How Snapple got its juice back,” Harvard Business Review, January 2002, https://hbr.org/2002/01/how-snapple-got-its-juice-back; Lisa Baertlein, “Peltz to seek control of Wendy's board,” Reuters, February 11, 2008, https://www.reuters.com/article/us-wendys-peltz/peltz-to-seek-control-of-wendys-board-idUSWNAS037020080211; Forbes, “Peltz wants bigger bite of Wendy's,” February 11, 2008, https://www.forbes.com/2008/02/11/wendys-trian-peltz-markets-equity-cx_lal_0211markets23.html?sh=232828f82439.

xxiv The Wendy’s Company, “Joseph Levato,” https://www.wendys.com/who-we-are/board-directors/joseph-levato.

xxv The Madison Square Garden Company, “Form 14A,” October 27, 2021, https://www.sec.gov/Archives/edgar/data/0001469372/000119312514383672/d809331ddef14a.htm.

xxvi Alexandra Chong, “The future has never been greener for Jamaican cannabis,” Medium, June 3, 2020, https://medium.com/@alexandracchong/the-future-has-never-been-greener-for-jamaican-cannabis-6cf494db4a91; Carly Minsky, “Cannabis queen takes on big pharma,” Sifted, March 8, 2019, https://sifted.eu/articles/cannabis-queen-takes-on-big-pharma-jacana/; Thomas Franck, “Aurora Cannabis pops nearly 14% after billionaire activist investor Nelson Peltz joins as an advisor,” CNBC, March 13, 2019, https://www.cnbc.com/2019/03/13/aurora-cannabis-shares-surge-after-hiring-billionaire-activist-investor-nelson-peltz-as-an-advisor.html; Reuters, “Billionaire investor Peltz steps down as adviser at pot producer Aurora,” September 28, 2020, https://www.reuters.com/article/us-aurora-cannabis-nelson-peltz/billionaire-investor-peltz-steps-down-as-adviser-at-pot-producer-aurora-idUSKBN26J2GO.

xxvii Kinsey Grant, “Peltz son attracts major entertainment investors for startup,” The Street, June 15, 2017, https://www.thestreet.com/investing/stocks/peltz-son-attracts-major-entertainment-investors-for-startup-14181129.

xxviii The Wendy’s Company, “The Wendy's Company Announces Addition of Michelle Caruso-Cabrera to Board of Directors,” March 28, 2023, https://www.irwendys.com/news/news-details/2023/The-Wendys-Company-Announces-Addition-of-Michelle-Caruso-Cabrera-to-Board-of-Directors/default.aspx.

xxix Sujeet Indap, et al., “Wall Street takes aim at Alexandria Ocasio-Cortez in party primary,” The Financial Times, June 18, 2020, https://www.ft.com/content/580b5830-7f7e-4092-a6f7-7b451e075e10.

xxx The Wendy’s Company, “Form 14A,” March 31, 2022, https://www.sec.gov/Archives/edgar/data/30697/000119312522091857/d246453ddef14a.htm; The Wendy’s Company, “Form 14A,” March 30, 2023; https://www.sec.gov/Archives/edgar/data/30697/000119312523085615/d379950ddef14a.htm.

xxxi Majority Action and Investor Advocates for Social Justice, “Shareholder Advocates Respond to Reports That Trian Partners May Be Planning Wendy’s Transaction,” May 27, 2022, https://static1.squarespace.com/static/5d4df99c531b6d0001b48264/t/6291168ee0e5c3371f0ebd6d/1653675662447/DRAFT+2.0+-+MA+IASJ+statement+on+WEN+transaction.docx.pdf.

xxxii Heather Haddon and Denny Jacob, “Wendy’s Largest Shareholder Trian Explores Burger-Chain Deal,” Wall Street Journal, May 24, 2022, https://www.wsj.com/articles/wendys-shares-jump-17-on-potential-deal-by-trian-fund-management-11653430845; Coalition of Immokalee Workers, “If you can’t take the heat, take Wendy’s private?” June 21, 2022, https://ciw-online.org/blog/2022/06/if-you-cant-take-the-heat-take-wendys-private/.

xxxiii The Wendy’s Company and Trian Fund Management, LP, “Form 13D,” January 13, 2023, https://www.sec.gov/Archives/edgar/data/1345471/000134547123000011/amend57.htm; Reuters, “Peltz's Trian Fund says it will not pursue takeover bid for Wendy's,” January 13, 2023, https://www.reuters.com/markets/deals/peltzs-trian-fund-says-it-will-not-make-an-offer-wendys-2023-01-13/.

xxxiv The Wendy’s Company, “Form 14A,” March 30, 2023, https://www.sec.gov/Archives/edgar/data/30697/000119312523085615/d379950ddef14a.htm#toc379950_89.

xxxv Coalition of Immokalee Workers, “Wendy’s new twist on an old PR game: CIW’s Fair Food Program un-American,” June 17, 2023, https://ciw-online.org/blog/2013/06/wendys-new-twist-on-an-old-pr-game-ciws-fair-food-program-un-american/.

xxxvi Fair Food Program, “Partners,” https://fairfoodprogram.org/partners/.

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xxxvii The Wendy’s Company, “Rule 14a-8 No Action Letter,” United States Securities and Exchange Commission (SEC), January 8, 2021, https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/fsanwendys010821-14a8-incoming.pdf.

xxxviii Interfaith Center on Corporate Responsibility, “Shareholders Calling for Human Rights Protections for Essential Food Chain Workers Prevail at Wendy's Annual Meeting,” May 18, 2021, https://www.iccr.org/shareholders-calling-human-rights-protections-essential-food-chain-workers-prevail-wendys-annual.

xxxix Interfaith Center on Corporate Responsibility, “Investor Letter Encouraging Wendy's to Join the Fair Food Program,” April 7, 2021, https://www.iccr.org/investor-letter-encouraging-wendys-join-fair-food-program/.

xl Franciscan Sisters of Allegany, NY, “Shareholder Proposal of the Franciscan Sisters of Allegany, NY,” Investor Advocates for Social Justice, December 9, 2020, https://iasj.org/wp-content/uploads/Wendys-2021-Shareholder-Proposal-Protecting-Essential-Food-Chain-Workers-Rights-During-COVID-19-FINAL.docx.pdf.

xli The Wendy’s Company, “Form 8-K,” United States Securities and Exchange Commission (SEC), May 19, 2021, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000030697/000119312521166712/d147454d8k.htm.

xlii The Wendy’s Company, “People & Ethics Promoting Safe and Respectful Workplaces Across Our North American Supply Chain,” December 2021, https://s1.q4cdn.com/202642389/files/doc_downloads/report-and-resources/Wendys-People-Ethics-Designed-12.3.21.pdf.

xliii https://ciw-online.org/wp-content/uploads/20220308-Shareable-Digital-FFP-Advisory-and-Appendix-1.pdf/

xliv Fair Food Program, “Fair Food Program 2021 Report,” September 2, 2021, https://fairfoodprogram.org/wp-content/uploads/2022/02/Attachable-Size-SOTP-2021-Report.pdf.

xlv The Wendy’s Company, “Supply Chain Practices,” https://www.wendys.com/csr-what-we-value/food/safety-qa/supplier-code-conduct/human-rights-labor-practices; Declan Walsh and Steven Greenhouse, “Certified Safe, a Factory in Karachi Still Quickly Burned,” The New York Times, December 7, 2012, https://www.nytimes.com/2012/12/08/world/asia/pakistan-factory-fire-shows-flaws-in-monitoring.html; A. Ananthalakshmi, et al., “‘Slavery’ found at a Malaysian glove factory. Why didn’t the auditor see it?” Reuters, May 19, 2021, https://www.reuters.com/world/asia-pacific/an-audit-gave-all-clear-others-alleged-slavery-2021-05-19/.

xlvi Vivian Ho, “Covid and California's farmworkers: study lays bare disproportionate risks,” The Guardian, December 2, 2020, https://www.theguardian.com/us-news/2020/dec/02/california-farmworkers-covid-19-infections; Polaris Project, “Labor Exploitation and Trafficking of Agricultural Workers During the Pandemic,” June 2021, https://polarisproject.org/wp-content/uploads/2021/06/Polaris_Labor_Exploitation_and_Trafficking_of_Agricultural_Workers_During_the_Pandemic.pdf.

xlvii In 2021, a Mastronardi tomato greenhouse in Maine was cited by the U.S. Department of Labor for rampant discrimination. Taylor Abbott, “Madison tomato grower repeatedly violated federal laws with hiring practices, report found,” Morning Sentinel, October 23, 2021, https://www.centralmaine.com/2021/10/23/madison-tomato-grower-repeatedly-violated-federal-laws-with-hiring-practices-report-found/. In 2020, a Mastronardi-owned tomato greenhouse in New York State, Green Empire Farms, was the locus of a major COVID-19 outbreak in early 2020, with more than half of the workforce testing positive for COVID-19. CNYCentral, “More than half of Oneida farm workers, many living four to a room, now have COVID-19,” May 7, 2020, https://cnycentral.com/news/local/more-than-half-of-oneida-farm-workers-now-have-covid-19. While Wendy’s said in May 2020 that Green Empire Farms was not in its supply chain, it is notable that Green Empire Farms only opened for business in August 2019, and was not yet growing tomatoes. Meghan Bragg, “You Paid for It: Oneida farm at center of COVID-19 outbreak received $15.3M in tax breaks,” CNYCentral, May 21, 2020, https://cnycentral.com/news/local/you-paid-for-it-oneida-farm-at-center-of-covid-19-outbreak-received-15m-in-tax-breaks; Charles Pritchard, “Giant greenhouse gets going, and growing,” Rome Sentinel, January 8, 2020, https://romesentinel.com/stories/giant-greenhouse-gets-going-and-growing,89740.

xlviii John Bowe, “The Immokalee Way: Protecting Farmworkers Amid a Pandemic,” The Nation, September 14, 2020, https://www.thenation.com/article/society/farming-labor-contractors-coronavirus/.

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xlix Richard Marosi, “U.S. blocking tomato shipments from Mexican farms accused of abusing workers,” The Los Angeles Times, December 31, 2021, https://www.latimes.com/california/story/2021-12-31/u-s-blocks-tomato-shipments-from-mexican-farms-accused-of-abusing-workers.

l Coalition of Immokalee Workers, “Growing wave of brutal modern-day slavery operations in agriculture prompts renewed calls for expansion of Fair Food Program,” January 11, 2022, https://ciw-online.org/blog/2022/01/growing-wave-of-brutal-modern-day-slavery-operations-in-agriculture-prompts-renewed-calls-for-expansion-of-fair-food-program/.

li Unites States Customs and Border Protection, “CBP Issues Withhold Release Order on Tomatoes Produced by Farm in Mexico,” United States Department of Homeland Security, October 21, 2021, https://www.cbp.gov/newsroom/national-media-release/cbp-issues-withhold-release-order-tomatoes-produced-farm-mexico.

lii Richard Marosi, “U.S. blocking tomato shipments from Mexican farms accused of abusing workers,” The Los Angeles Times, December 31, 2021, https://www.latimes.com/california/story/2021-12-31/u-s-blocks-tomato-shipments-from-mexican-farms-accused-of-abusing-workers.

liii John Bowe, “The Immokalee Way: Protecting Farmworkers Amid a Pandemic,” The Nation, September 14, 2020, https://www.thenation.com/article/society/farming-labor-contractors-coronavirus/.

liv The Wendy’s Company, “Wendy's Makes Another First in Fresh with Innovative Tomato Supply Initiative,” June 5, 2018, https://www.irwendys.com/news/news-details/2018/Wendys-Makes-Another-First-in-Fresh-with-Innovative-Tomato-Supply-Initiative/default.aspx.

lv The Wendy’s Company, “Good Done Right: 2020 CORPORATE RESPONSIBILITY REPORT,” April 20, 2021, https://s1.q4cdn.com/202642389/files/doc_downloads/report-and-resources/Wendys-2020-CSR-0419_FINAL.pdf.

lvi Institute for Multi-Stakeholder Initiative Integrity (MSI Integrity), “Not Fit-for-Purpose: The Grand Experiment of Multi-Stakeholder Initiatives in Corporate Accountability, Human Rights and Global Governance,” July 2020, https://www.msi-integrity.org/wp-content/uploads/2020/07/MSI_Not_Fit_For_Purpose_FORWEBSITE.FINAL_.pdf.

lvii Fair Food Program, “Partners,” https://fairfoodprogram.org/partners/.

lviii United States Customs and Border Protection, Virtual Trade Week: Forced Labor Frequently Asked Questions (FAQs), United States Department of Homeland Security, August 2021, https://www.cbp.gov/sites/default/files/assets/documents/2021-Aug/CBP%202021%20VTW%20FAQs%20%28Forced%20Labor%29.pdf.

lix Jessica Looman, Exposing the Brutality of Human Trafficking, United States Department of Labor Blog, January 13, 2022, https://blog.dol.gov/2022/01/13/exposing-the-brutality-of-human-trafficking.

lx Secretary of State John Kerry, “Remarks at the White House Forum on Combating Human Trafficking in Supply Chains,” United States Department of State, Jan. 29, 2015, https://2009-2017.state.gov/secretary/remarks/2015/01/236950.htm; Amy Bennett Williams, “Coalition of Immokalee Workers gets Presidential Medal,” News-Press, Jan. 30, 3015, https://www.news-press.com/story/news/local/amy-williams/2015/01/30/coalition-immokalee-workers-gets-presidential-medal/22623915/.

lxi MacArthur Foundation, “Greg Asbed Human Rights Strategist | Class of 2017,” Oct. 2017, https://www.macfound.org/fellows/class-of-2017/greg-asbed; Noam Scheiber, “A MacArthur ‘Genius’ on Overcoming Modern Farm Slavery,” The New York Times, Oct. 18, 2017, https://www.nytimes.com/2017/10/18/business/economy/macarthur-genius-greg-asbed-ciw.html.

lxii Special Rapporteur on Trafficking in Persons Maria Grazia Giammarinaro, “End of visit statement, United States of America (6-16 December 2016) by Maria Grazia Giammarinaro, UN Special Rapporteur in Trafficking in Persons, especially Women and Children,” United Nations Human Rights Office of the High Commissioner, Dec. 19, 2016, https://www.ohchr.org/EN/NewsEvents/Pages/DisplayNews.aspx?NewsID=21049&LangID=E; United Nations Working Group on Business and Human Rights, “Guiding Principles On Business And Human Rights At 10: Taking stock of the first decade,” United Nations Office of the High Commissioner for Human Rights (UN Human Rights), June 2021, at 20, https://www.ohchr.org/Documents/Issues/Business/UNGPs10/Stocktaking-reader-friendly.pdf.

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